UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VNESHECONOMBANK SUPERVISORY BOARD APPROVES MECHEL’S APPLICATION FOR FINANCING
DEVELOPMENT OF ELGA COAL COMPLEX’S FIRST STAGE
Moscow, Russia — September 18, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Vnesheconombank’s (VEB)
Supervisory Board approved  financing totaling 2.5 billion US dollars for the development of Elga Coal Complex (Republic of Sakha (Yakutia))’s first stage.
The terms of the financing call for Vnesheconombank’s funds to be used to complete the first phase of the Elga deposit’s development project. The first stage includes construction of a railroad and a mining and washing complex with an annual capacity of 11.7 million tonnes of run-of-mine coal by 2017. The project’s implementation will create over 5,000 new jobs.
The loan has a tenor of 13.5 years with a grace period until 2017.
Vnesheconombank’s representatives will also have the right to two out of five seats on Elgaugol OOO’s Board of Directors.
“Over five years, we invested over two billion dollars into this project —
constructing a 321-kilometer railroad from the Baikal-Amur Mainline to the deposit, infrastructure, a temporary workers’ settlement and a washing plant.
“Now with the help of Vnesheconombank’s funds we will be able to complete construction of the first phase and more quickly reach design capacity of coking coal production. Mechel has everything it needs to deliver this coal to its customers — including its own wagon fleet, port facilities in the Far East, long-term contracts with major international steelmakers.
“We are creating from scratch an industrial cluster that will become the basis for the whole region’s economic growth. We are grateful to the state for its support in these difficult times and are certain of this project’s success,”
Chairman of Mechel OAO’s Board of Directors Igor Zyuzin noted.
Note to editors:
Elga, located in southern Yakutia, is Russia’s largest and one of the world’s largest deposits of high-quality coking coal. Its reserves are estimated at 2.2 billion tonnes according to JORC standards.

***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
elena.andreeva01@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 18, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO